EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

Dear Shareholders,

Equal Energy had a very successful Q2 2010.  We completed our corporate conversion, met our production targets, renewed our credit facility with an increased borrowing base and continued to prove up our oil resource plays with the drill bit.  Subsequent to the quarter end, we improved our balance sheet through the sale of a non-core asset and we also completed an equity raise aimed at providing additional flexibility to meet our plans.

Converting to a Corporation

We wrapped up our corporate conversion, complete with our new market brand Equal Energy on June 1, 2010.  This critical event was supported by an impressive 92% of shareholders.

This conversion spotlights the theme that Equal Energy is a growth-orientated exploration and production corporation.  Equal has the team in place and a diverse set of liquids-rich quality prospects allowing ample opportunity to grow into the future.

Deleveraging the Balance sheet

Subsequent to the quarter end Equal increased its financial liquidity by:

▪	Selling a non-operated, non-core asset for net proceeds of $24.3 million; and

▪	Completing a bought deal equity financing for net proceeds of $35.9 million.

Taking into account these two transactions subsequent to the quarter end, the revised net debt including the convertible debentures would be approximately $114 million which is comprised of working capital of $72 million, bank debt of $66 million and convertible debentures with a face value of $120 million.  This puts Equal’s debt to debt-adjusted-cash-flow ratio at approximately 2 which is well within industry norms.  This was a goal that we set for ourselves two years ago and have worked hard to achieve.

Equal established a renewed credit facility with a borrowing base increase to $125 million from $110 million.

Proving up our Prospect Inventory

We drilled eight wells in the first half of 2010 with plans to ramp up our drilling with up to 16 additional wells in Q3 and Q4.

Progress to date:

▪	Two (1.7 net) Cardium horizontal oil wells
▪	Two (0.8 net) Circus Viola horizontal oil wells
▪	One (0.7 net) Primate oil well
▪	One (0.5 net) Provost Dina PPP horizontal oil well
▪	Two (2.0 net) dry holes

Maintaining Production Guidance for 2010

Our Q2 production averaged 9,570 boe per day, compared with 9,507 boe per day in Q1 2010.  In February 2010, we provided guidance for 2010 average daily production in the range of 9,200 to 9,700 boe per day.  We still anticipate that we will be within our production guidance range based on our second half planned drilling activities, despite the sale of non-core properties.

Executing on our Growth Platform in Late 2010 and Looking Toward 2011

To date we are very encouraged by the results of our oil resource plays in both the Cardium and Circus Viola.  As a result of these successes, Equal’s Board has approved an increase in the capital budget for 2010 to approximately $50 million from our original guidance of $40 million and the majority of our drilling in the second half of this year will be directed towards our oil plays.

With current oil prices in the US$80 per bbl range and natural gas prices remaining low in comparison, we believe it is important to focus on our oil plays at the present time and will be drilling only one NGL liquids-rich well in our Hunton play in Oklahoma.  This area remains a key resource play for Equal, but as a consequence of a former joint venture participant filing for Chapter 11 Bankruptcy Protection, we must await the results of arbitration proceedings to resolve certain issues relating to the assets in this area.  Meanwhile, we have plans for additional drilling in both the Cardium and Circus Viola oil plays for the second half of 2010.  We have drilled the first of two Princess Pekisko oil wells, have initiated drilling on the Viking oil resource play and plan to drill additional oil wells in the Provost Dina PPP pool.  All together we anticipate that we will drill up to 16 wells during the second half of this year.

Looking to the balance of 2010 and into 2011, we are focused on deploying our capital into our drilling programs and tuck-in acquisitions as we develop and demonstrate the value of our liquids-rich resource plays.  We are currently pleased with the steps taken in late Q2 and early Q3 to reduce leverage on our balance sheet.

Just to further emphasize the scale of improvement in our balance sheet, Equal currently has the financial resources to redeem all of its outstanding debentures as they come due in late 2011 and mid-2012.  Therefore, we have significantly reduced any perceived liquidity risk associated with these instruments.  This puts us in a very strong financial position as we move forward.

As always, I’d like to thank our shareholders for their continued support, my colleagues at Equal for their contributions to the company’s continuing evolution and Equal’s directors for their guidance and commitment.

Sincerely,

Don Klapko

President & Chief Executive Officer

August 12, 2010

Q2 2010

EQUAL ENERGY LTD.
MANAGEMENT DISCUSSION AND ANALYSIS

INTRODUCTION:  The following is Management’s Discussion and Analysis (“MD&A”) of Equal Energy Ltd. (the “Company” or “Equal”) for the six-month period ended June 30, 2010.  This MD&A should be read in conjunction with the MD&A and consolidated financial statements, together with the accompanying notes, of the Enterra Energy Trust for the years ended December 31, 2009 and 2008, as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Company for the six-month period ended June 30, 2010.  All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated.  This commentary is based on information available to, and is dated, August 11, 2010.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON-GAAP TERMS:  This document contains the terms “funds from operations”, “working capital” and “cash flow netback”, which are non-GAAP terms.  The Company uses these measures to help evaluate its performance.  The Company considers funds from operations a key measure for the ability of the Company to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with GAAP as an indicator of performance.  The Company considers cash flow netback a key measure for the ability of the Company to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net income or loss as determined in accordance with GAAP as an indicator of performance. Funds from operations, working capital and cash flow netback, as determined by the Company may not be comparable to that reported by other companies.  The reconciliation of funds from operations to cash provided by operating activities and of cash flow netback to net income or loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as net debt and operating netbacks which are not recognized measures under GAAP.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance.  Equal’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable measures used by other companies.

FORWARD-LOOKING STATEMENTS:  Certain information contained herein may contain forward-looking statements including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, distributions and method of funding thereof, proportion of distributions anticipated to be taxable and non-taxable, anticipated borrowing base under credit facility, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  The Company has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Equal’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the

Q2 2010

EQUAL ENERGY LTD.
MANAGEMENT DISCUSSION AND ANALYSIS

impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Equal’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Equal’s website (www.equalenergy.ca).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  Other sections of this MD&A may include additional factors that could adversely affect the business and financial performance.  The Company operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Company cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

[Missing Graphic Reference]

CORPORATE PROFILE

Equal is a growth oriented exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares are listed on the New York Stock Exchange (EQU) and Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange (EQU, EQU.DB and EQU.DB.A).

On May 31, 2010, Equal announced that Enterra had completed its previously announced Arrangement to convert from an income trust to a corporation through a business combination pursuant to an arrangement under the Business Corporations Act (Alberta).  Unitholders of the Trust received one Equal common share for every three Enterra Energy Trust units held.  Enterra’s Board of Directors and management team continued as the Equal’s Board of Directors and management team.  Immediately subsequent to the Arrangement, former Enterra unitholders held 100 percent of the equity in Equal and Equal effected an internal reorganization whereby, among other things, the Trust was dissolved and the Company received all of the assets and assumed all of the liabilities of the Trust.  Readers are referred to Enterra Energy Trust’s information circular dated April 13, 2010 for additional information in respect of the Arrangement.

The Company’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 46% natural gas and 54% crude oil and natural gas liquids (“NGL”) which is in line with its expectations for 2010.

Q2 2010

EQUAL ENERGY LTD.
MANAGEMENT DISCUSSION AND ANALYSIS

	Three months ended June 30			Six months ended June 30			Year ended Dec. 31
Q2 2010 Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	2010	2009	Change	2010	2009	Change	2009
FINANCIAL
Revenue before mark-to-market adjustment (1)	35,689	31,208	14%	74,742	73,097	2%	140,506
Funds from operations (1)	11,357	8,561	33%	25,900	26,476	(2%)	46,645
Per share – basic and diluted (2) (3) ($)	0.52	0.42		1.19	1.29		2.22
Loss	(4,066)	(14,383)		(7,003)	(22,881)		(41,282)
Per share – basic and diluted (2) (3) ($)	(0.19)	(0.69)		(0.32)	(1.11)		(1.95)
Total assets	445,513	508,588		445,513	508,588		462,272
Net debt (4)	54,650	36,784		54,650	36,784		35,955
Convertible debentures	115,973	114,315		115,973	114,315		114,863
Shareholders’ equity	217,265	259,595		217,265	259,595		219,046
SHARES OUTSTANDING
Weighted average shares outstanding – basic and diluted (2) (3) (000s)	21,935	20,760		21,768	20,736		21,119
Shares outstanding at period end (2) (3) (000s)	21,974	20,842		21,974	20,842		21,701
OPERATIONS
Average daily production
Oil (bbls per day)	2,345	2,786	(16%)	2,411	2,955	(18%)	2,779
NGL (bbls per day)	2,773	2,039	36%	2,598	1,563	66%	2,156
Gas (mcf per day)	26,711	31,407	(15%)	27,176	32,972	(18%)	29,657
Total (boe per day)	9,570	10,059	(5%)	9,538	10,014	(5%)	9,878
Exit production
Oil (bbls per day)	2,718	2,766	(2%)	2,718	2,766	(2%)	2,448
NGL (bbls per day)	2,691	2,372	13%	2,691	2,372	13%	2,515
Gas (mcf per day)	27,700	29,232	(5%)	27,700	29,232	(5%)	24,802
Total (boe per day)	10,026	10,010	0%	10,026	10,010	0%	9,097
Average sales price
Oil ($ per bbl)	69.55	63.49	10%	71.59	59.02	21%	62.86
NGL ($ per bbl)	40.34	28.63	41%	43.22	29.48	47%	32.17
Gas ($ per mcf)	4.39	3.43	28%	4.71	5.56	(15%)	4.75
Cash flow netback (1) ($ per boe)
Revenue (5)	40.98	34.09	20%	43.29	40.33	7%	38.97
Royalties	8.17	5.92	38%	9.11	6.58	38%	7.37
Production expenses	10.50	12.19	(14%)	10.29	12.34	(17%)	10.88
Transportation expenses	0.76	0.78	(3%)	0.72	0.71	1%	0.70
Operating netback	21.55	15.20	42%	23.17	20.70	12%	20.02
General and administrative	5.10	3.61	41%	4.71	3.80	24%	4.36
Cash interest expense	3.52	2.24	57%	3.28	2.29	43%	2.66
Other cash costs	(0.11)	-	100%	0.18	-	100%	0.06
Cash flow netback	13.04	9.35	39%	15.00	14.61	3%	12.94
(1)	Revenues before mark-to-market adjustment, funds from operations and cash flow netback are non-GAAP financial measures. Please refer to “Revenues” and “Non-GAAP Financial Measures”.
(2)	Weighted average outstanding shares. See note 8 in Notes to Financial Statements.
(3)	Restated to reflect the three for one exchange of trust units for common shares.
(4)	Net debt is a non-GAAP term and includes long-term debt, current assets and current liabilities (excluding commodity contracts and future income taxes).
(5)	Price received excludes unrealized mark-to-market gain or loss.

Q2 2010

EQUAL ENERGY LTD.
MANAGEMENT DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per share amounts)

	2010		2009				2008
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues before mark-to-market adjustment	35,689	39,053	37,055	30,354	31,208	41,889	55,923	68,026
Funds from operations	11,357	14,543	11,803	8,366	8,561	17,915	23,636	27,865
Income (loss) before taxes	(11,352)	(1,920)	(8,930)	(13,259)	(23,823)	(12,864)	13,497	24,218
Net income (loss)	(4,066)	(2,937)	(8,939)	(9,462)	(14,383)	(8,498)	5,907	14,916
Net income (loss) per share basic(1) ($)	(0.19)	(0.14)	(0.42)	(0.45)	(0.69)	(0.42)	0.30	0.72
Net income (loss) per share diluted (1) ($)	(0.19)	(0.14)	(0.42)	(0.45)	(0.69)	(0.42)	0.27	0.69
(1)	Restated to reflect the three for one exchange of trust units for common shares.

The losses in 2010 and 2009 are mainly due to the decreased prices for oil and natural gas.  The net income during the second half of 2008 was the result of the reversal of losses on commodity contracts during the first half of 2008.  Equal’s revenue and income, like others in the oil and gas industry, are driven by the prices of oil and natural gas.

OVERALL PERFORMANCE

Equal has made additional progress in reducing long-term debt during the quarter to $66.0 million as at June 30, 2010 compared to $70.0 million at the beginning of the year through prudent management of capital expenditures and other expenses.  Subsequent to the end of the quarter, Equal divested non-core assets and completed a bought deal equity financing which together increased the Company’s working capital by $60.2 million.  As a result of these transactions, net debt in addition to the convertible debentures fell to $114.3 million which is approximately two times debt adjusted cash flow.  Equal’s improved balance sheet now has leverage ratios that are comparable to its peers.

In June 2010, the Company’s Bank Syndicate completed a borrowing base review which took into account the divestiture on July 7, 2010 and increased the borrowing base to $125.0 million.  The maturity date of the revolving and operating credit facilities is June 24, 2011 with a term-out provision to June 24, 2012.  This borrowing capacity in addition to the funds raised from the sale of non-core assets and bought deal equity financing, both of which were completed in July 2010, and funds generated from operations, provides Equal with sufficient flexibility to continue with its objective of proving up its oil plays in the Cardium, Circus Viola, Viking, Pekisko and Dina PPP and also drilling in the liquids rich Hunton play in Oklahoma during 2010.

Average production decreased by 5% in Q2 2010 to 9,570 boe per day when compared to Q2 2009 production of 10,059 boe per day.  The decline in average production was due primarily to natural decline rates for Equal’s wells and the shut-in of uneconomic wells being offset by well optimization projects, the recognition of NGL volumes from revised midstream contracts and acquisitions.  Equal exited the quarter with sales volumes of approximately 10,026 boe per day.  The difference between the production rate during Q2 2010 and its exit rate is mainly due to non-operated Ricinus well being shut-in for most of the quarter due to production issues and then coming back on-line near the end of the quarter.  Shortly after the quarter end, Equal divested non-core assets which contributed approximately 900 boe per day to the Q2 2010 exit rate and acquired an additional 90 boe per day of production from a partner in the Hunton area.  Taking into account these adjustments, the Q2 2010 exit rate would have been approximately 9,200 boe per day.

Overall, oil prices received in Q2 2010 increased 10% to $69.55 per barrel from $63.49 per barrel in Q2 2009.  NGL prices received in Q2 2010 increased 41% to 40.34 per bbl from $28.63 per bbl in Q2 2009.  Gas prices received in Q2 2010 increased 28% to $4.39 per mcf from $3.43 per mcf in Q2 2009.  Production expenses, excluding non-cash expenses, in Q2 2010 decreased 14% to $10.50 per boe compared to $12.19 per boe in Q2 2009.

G&A expenses in Q2 2010 increased 41% to $5.10 per boe from $3.61 per boe in Q2 2009 which primarily relates to one-time costs associated with Enterra Energy Trust’s Plan of Arrangement.  Cash interest expenses increased 57% to $3.52 per boe in Q2 2010 compared to $2.24 per boe in Q2 2009 due to the combined effect of the increased credit-risk spread and lower interest income which offset the interest expense.

The overall impact was that funds from operations in Q2 2010 increased by 33% to $11.4 million from $8.6 million in Q2 2009 and decreased 21% from $14.5 million in Q1 2010.  The loss for the three months ended June 30, 2010 was $4.1 million compared to a loss of $14.4 million from Q2 2009.

SALES VOLUMES

Production
	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change
Daily sales volumes – average
Oil (bbls per day)	2,345	2,786	(16%)	2,411	2,955	(18%)
NGL (bbls per day)	2,773	2,039	36%	2,598	1,563	66%
Natural gas (mcf per day)	26,711	31,407	(15%)	27,176	32,972	(18%)
Total (boe per day)	9,570	10,059	(5%)	9,538	10,014	(5%)

Daily sales volumes – exit rate
Oil (bbls per day)	2,718	2,766	(2%)	2,718	2,766	(2%)
NGL (bbls per day)	2,691	2,372	13%	2,691	2,372	13%
Natural gas (mcf per day)	27,700	29,232	(5%)	27,700	29,232	(5%)
Total (boe per day)	10,026	10,010	0%	10,026	10,010	0%

Sales volumes mix by product
Oil	25%	28%		25%	30%
NGL	29%	20%		27%	15%
Natural gas	46%	52%		48%	55%
	100%	100%		100%	100%

Average production for the six months ended June 30, 2010 was 9,538 boe per day which is a decrease of 5% compared to 10,014 boe per day during the same period in 2009.  The decrease is mainly due to natural decline rates.

Average production for Q2 2010 was 9,570 boe per day which is a decrease of 5% compared to 10,059 boe per day in Q2 2009.  Q2 2010 production was also relatively flat compared to Q1 2010 production of 9,507 boe per day.

Average production during Q2 2010 consisted of 2,345 boe per day of oil, 2,773 boe per day of NGLs and 26,711 mcf per day of natural gas, resulting in a mix of 25% oil, 29% NGL and 46% natural gas.  Equal exited Q2 2010 with production of 10,026 boe per day.  Shortly after the quarter end, Equal divested non-core assets which contributed approximately 900 boe per day to the Q2 2010 exit rate and acquired an additional 90 boe per day of production from a partner in the Hunton area.  Taking into account these adjustments, the Q2 2010 exit rate would have been approximately 9,200 boe per day.

For the six months ended June 30, 2010, Equal drilled the following wells:
•	2 (1.7 net) Cardium horizontal oil wells;
•	2 (0.8 net) Circus Viola horizontal oil wells;
•	1 (1.0 net) Primate oil well;
•	1 (0.5 net) Provost Dina PPP horizontal oil well; and
•	2 (2.0 net) dry holes.

Q2 2010

EQUAL ENERGY LTD.
MANAGEMENT DISCUSSION AND ANALYSIS

Production by Geographic Area
	Three months ended June 30, 2010		Six months ended June 30, 2010
	Canada	U.S.	Canada	U.S.
Daily sales volumes – average
Oil (bbls per day)	2,065	280	2,121	290
NGL (bbls per day)	546	2,227	363	2,235
Natural gas (mcf per day)	11,633	15,078	11,929	15,247
Total (boe per day)	4,550	5,020	4,472	5,066

Daily sales volumes - exit rate
Oil (bbls per day)	2,417	301	2,417	301
NGL (bbls per day)	442	2,249	442	2,249
Natural gas (mcf per day)	12,216	15,484	12,216	15,484
Total (boe per day)	4,895	5,131	4,895	5,131

Sales volumes mix by product
Oil	45%	6%	47%	6%
NGL	12%	44%	8%	44%
Natural gas	43%	50%	45%	50%
	100%	100%	100%	100%

Canadian Operations

For the six months ended June 30, 2010, production in Canada of 4,472 boe per day was down 6% compared to 4,780 boe per day during the same period in 2009.  The decrease is due to natural decline rates partially offset by workovers performed and an acquisition in Q1 2010.

For the three months ended June 30, 2010, production in Canada of 4,550 boe per day was down 2% compared to Q2 2009 production of 4,653 boe per day due to natural decline rates partially offset by the drilling of new wells and an acquisition in Q1 2010.  Q2 2010 production increased 4% from Q1 2010 production of 4,394 boe per day due to the drilling of new wells in Q2 2010 and the acquisition partway through Q1 2010 contributing to the entire Q2 2010.

U.S. Operations

For the six months ended June 30, 2010, production in the United States of 5,066 boe per day was down 3% compared to 5,234 boe per day during the same period in 2009.  The decrease is due to natural decline rates partially offset by workovers performed and wells drilled during the first half of 2010.

For the three months ended June 30, 2010, production in the United States of 5,020 boe per day was down 7% compared to Q2 2009 production of 5,406 boe per day due to natural decline rates partially offset by workovers performed and wells drilled during the first half of 2010.  Q2 2010 production decreased 2% from Q1 2010 production of 5,113 boe per day due to natural decline rates.

COMMODITY PRICING

Pricing Benchmarks
	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change
WTI (US$ per bbl)	78.03	59.62	31%	78.38	51.35	53%
Average exchange rate: Cdn$ to US$1.00	1.03	1.17	(12%)	1.04	1.21	(14%)
WTI (Cdn$ per bbl)	80.37	69.75	15%	81.52	61.58	32%
Propane, Conway, KS (US$ per bbl)	43.55	29.72	47%	47.63	29.99	59%
NYMEX (US$ per mmbtu)	4.07	3.60	13%	4.73	4.23	12%
AECO daily index (Cdn$ per GJ)	3.68	3.27	13%	4.19	3.96	6%

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The propane price quoted at Conway, KS is the closest surrogate benchmark for the blended price Equal receives for its NGL produced in Oklahoma.  The price variations at Conway, KS mirror Equal’s variations in NGL price but cannot be used to estimate Equal’s actual NGL mix due to variations in composition.  In Western Canada the benchmark is the price at the AECO hub (a storage and pricing hub for the Canadian natural gas market) and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Equal expresses its realized prices for oil and gas in Canadian dollars.

Benchmark oil prices for Q2 2010 increased 31% to an average of US$78.03 per bbl WTI from US$59.62 per bbl WTI in Q2 2009 but the price increase was off-set by the strengthening of the Canadian dollar which averaged Cdn$1.03 per U.S. dollar during Q2 2010 compared to Cdn$1.17 per U.S. dollar during Q2 2009.

Benchmark propane prices for Q2 2010 increased 47% to an average of US$43.55 per bbl from US$29.72 per bbl in Q2 2009.

Benchmark natural gas prices for Q2 2010 on the NYMEX increased to an average of US$4.07 per mmbtu from US$3.60 per mmbtu in Q2 2009.  In Canada, AECO pricing also increased averaging $3.68 per GJ during Q2 2010 compared to $3.27 during Q2 2009.

Average Commodity Prices Received
	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change
Oil (1) (Cdn$ per bbl)	67.30	58.91	14%	69.79	50.74	38%
NGL (Cdn$ per bbl)	40.34	28.63	41%	43.22	29.48	47%
Natural gas (Cdn$ per mcf)	3.71	3.02	23%	4.36	3.94	11%
Oil commodity contract settlements (Cdn$ per bbl)	2.25	4.58	(51%)	1.80	8.28	(78%)
Natural gas commodity contract settlements (Cdn$ per mcf)	0.68	0.41	66%	0.35	1.62	(78%)
Combined oil (1) (Cdn$ per bbl)	69.55	63.49	10%	71.59	59.02	21%
Combined natural gas (Cdn$ per mcf)	4.39	3.43	28%	4.71	5.56	(15%)
Total (2) (Cdn$ per boe)	40.98	34.09	20%	43.29	40.33	7%
(1)	Includes sulphur revenue.
(2)	Price received excludes unrealized mark-to-market gain or loss.

For the six months ended June 30, 2010, the average price received for oil by Equal, including commodity contract settlements, increased 21% to $71.59 per bbl from $59.02 per bbl during the same period in 2009.  The average price received for NGLs for the six months ended June 30, 2010 increased 47% to $43.22 per bbl from $29.48 per bbl during the same period in 2009.  The average price received for natural gas for the six months ended June 30, 2010, including commodity contract settlements, decreased 15% to $4.71 per mcf from $5.56 per mcf during the same period in 2009.

For the three months ended June 30, 2010, the average price received for oil by Equal, including commodity contract settlements, increased 10% to $69.55 per bbl from $63.49 per bbl in Q2 2009.  The Q2 2010 average price received for NGLs increased 41% to 40.34 per bbl compared to $28.63 per bbl in Q2 2009.  The Q2 2010 average price received for natural gas, including commodity contract settlements, increased 28% to $4.39 per mcf from $3.43 per mcf in Q2 2009.

REVENUES

Revenues (in thousands of Canadian dollars except for percentages)
	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change
Oil	14,841	16,094	(8%)	31,241	31,567	(1%)
NGL	10,181	5,311	92%	20,327	8,341	144%
Natural gas	10,667	9,803	9%	23,174	33,189	(30%)
Revenue before mark-to-market adjustments (1)	35,689	31,208	14%	74,742	73,097	2%
Unrealized mark-to-market gain (loss) on commodity contracts	168	(7,696)	(102%)	4,404	(12,719)	(135%)
Oil and natural gas revenues	35,857	23,512	53%	79,146	60,378	31%
(1)  Non–GAAP measure.

Revenues by Geographic Area (in thousands of Canadian dollars)
	Three months ended June 30, 2010		Six months ended June 30, 2010
	Canada	U.S.	Canada	U.S.
Oil	12,894	1,947	27,170	4,071
NGL	2,347	7,834	3,366	16,961
Natural gas	4,280	6,387	9,865	13,309
Revenue before mark-to-market adjustments (1)	19,521	16,168	40,401	34,341
Unrealized mark-to-market gain (loss) on commodity contracts	(583)	751	3,745	659
Oil and natural gas revenues	18,938	16,919	44,146	35,000
(1)	Non–GAAP measure.

For the six month period ended June 30, 2010, total oil and natural gas revenues increased 31% percent to $79.1 million from $60.4 million during the same period in 2009.  For the three month period ended June 30, 2010, total oil and natural gas revenues increased 53% percent to $35.9 million from $23.5 million during the same period in 2009.

For the six month period ended June 30, 2010, oil revenues decreased 1% to $31.2 million from $31.6 million during the same period in 2009 which was the result of an 18% decrease in production volumes offset by a 21% increase in the price received when compared to the same period in 2009.  For the six month period ended June 30, 2010, NGL revenues increased 144% to $20.3 million from $8.3 million during the same period in 2009 which was the result of a 66% increase in the production volumes due to increased production and also recognition of NGLs in the new midstream contracts in Q2 2009 and a 47% increase in the sales price of NGLs received when compared to the same period in 2009.  For the six month period ended June 30, 2010, natural gas revenues decreased 30% to $23.2 million from $33.2 million during the same period in 2009 which was the result of an 18% decrease in the production volumes and a 15% decrease in the sales price of natural gas received when compared to the same period in 2009.

For the three month period ended June 30, 2010, oil revenues decreased 8% to $14.8 million from $16.1 million during the same period in 2009 which was the result of a 16% decrease in production volumes offset by a 10% increase in the price received when compared to the same period in 2009.  For the three month period ended June 30, 2010, NGL revenues increased 92% to $10.2 million from $5.3 million during the same period in 2009 which was the result of a 36% increase in the production volumes and a 41% increase in the sales price of NGLs received when compared to the same period in 2009.  For the three month period ended June 30, 2010, natural gas revenues increased 9% from Q2 2009 to $10.7 million from $9.8 million during the same period in 2009 which was the result of a 28% increase in the sales price of natural gas received offset by a 15% decrease in production volumes when compared to Q2 2009.

For the six month period ended June 30, 2010, the unrealized mark-to-market gain on commodity contracts was $4.4 million compared to a loss of $12.7 million during the same period in 2009.  The unrealized mark-to-market gain on commodity contracts was mainly the result of the decrease in price for natural gas from the beginning of the year.  During the six month period ended June 30, 2010, the actual realized gain for commodity price contracts was $2.5 million compared to a gain of $14.1 million during the same period in 2009.

For the three month period ended June 30, 2010, the unrealized mark-to-market gain on commodity contracts was $0.2 million compared to a loss of $7.7 million during the same period in 2009.  The Q2 2010 unrealized mark-to-market gain on commodity contracts was the result of decreasing prices for natural gas over the course of the quarter.  During Q2 2010, the actual realized gain for commodity price contracts was $2.1 million compared to a gain of $2.3 million in Q2 2009.

COMMODITY CONTRACTS

The Company has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of Equal’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements.  By doing this Equal seeks to provide a measure of stability and predictability of cash inflows.

The mark-to-market value of the commodity contracts is determined based on the estimated fair value as at June 30, 2010 that was obtained from the counterparty to the economic hedge.  Equal then evaluates the reasonability of this price in comparison to the value of other commodity contracts it currently owns as well as recently quoted prices received from other counterparties for various commodity contracts.  The Company deals with several counterparties to diversify its counterparty risk.  The credit worthiness of each counterparty is assessed at the time of purchase of each financial instrument and is regularly assessed based on any new information regarding the counterparty.

At June 30, 2010, the following financial derivatives and fixed price contracts were outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	6.25 (US$/mmbtu)	5,000 mmbtu	November 1, 2009 – December 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.615 US$/mmbtu	5,000 mmbtu
Fixed	Gas	5.45 ($/GJ)	1,000 GJ	March 1, 2010 – February 28, 2011
Fixed	Gas	6.22 (US$/mmbtu)	2,000 mmbtu	April 1, 2010 – October 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.40 US$/mmbtu	2,000 mmbtu
Fixed	Gas	5.70 (US$/mmbtu)	2,000 mmbtu	April 1, 2010 – October 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.30 US$/mmbtu	7,000 mmbtu	January 1, 2010 – December 31, 2010

Fixed	Oil	85.00 ($/bbl)	500 bbl	October 1, 2009 – December 31, 2010
Fixed	Oil	88.00 ($/bbl)	300 bbl	January 1, 2010 – December 31, 2010
Fixed	Oil	93.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.60 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
(1)	NYMEX / Southern Star (Oklahoma) basis differential.

At June 30, 2010, the following physical contract was outstanding:

Type of contract	Commodity	Price	Volume (per day)	Period
Fixed Sale	Gas	5.48 ($/GJ)	1,000 GJ	March 1, 2010 – February 28, 2011

As at June 30, 2010 the above commodity contracts had a net mark-to-market asset position of $4.6 million which increased $4.4 million from the December 31, 2009 balance of $0.2 million.  This change relates primarily to the decrease in the price for natural gas.

ROYALTIES

Royalties include crown, freehold and overriding royalties, production taxes and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received.  Overall, royalties increased in Q2 2010 compared to Q2 2009 due to higher commodity prices for both oil and natural gas.  As a percentage of revenue before mark-to-market adjustments, royalties were 20% for Q2 2010 and 17% for Q2 2009.

Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change
Royalties	7,116	5,423	31%	15,719	11,924	32%
As a percentage of revenues before mark-to-market adjustments (1)	20%	17%		21%	16%
Royalties per boe ($)	$8.17	$5.92	38%	$9.11	$6.58	38%
(1)	Non–GAAP measure.

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30, 2010		Six months ended June 30, 2010
	Canada	U.S.	Canada	U.S.
Royalties	3,589	3,527	7,828	7,891
As a percentage of revenues before mark-to-market adjustments (1)	18%	22%	19%	23%
Royalties per boe ($)	8.67	7.72	9.67	8.60
(1)	Non–GAAP measure.

During the six month period ended June 30, 2010, royalties increased 32% to $15.7 million from $11.9 million compared to the same period in 2009 primarily as a result of the higher prices received for oil and natural gas.

During the three month period ended June 30, 2010, royalties increased 31% to $7.1 million from $5.4 million in Q2 2009 primarily as a result of the higher prices received for oil and natural gas during the course of the quarter.  Q2 2010 royalties decreased 17% compared to Q1 2010 royalties of $8.6 million due to lower natural gas prices in the most recent quarter.

PRODUCTION EXPENSE

Production Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change
Production expense	9,147	11,146	(18%)	17,768	22,858	(22%)
Non-cash gain (loss) from power contracts	-	16	(100%)	-	(488)	(100%)
Cash production costs	9,147	11,162	(18%)	17,768	22,370	(21%)
Production expense per boe ($)	10.50	12.17	(14%)	10.29	12.61	(18%)
Non-cash gain (loss) from power contracts per boe ($)	-	0.02	(100%)	-	(0.27)	(100%)
Cash production costs per boe ($)	10.50	12.19	(14%)	10.29	12.34	(17%)

For the six months ended June 30, 2010, cash production costs decreased 17% to $10.29 per boe compared to $12.34 per boe for the same period in 2009.

For the three months ended June 30, 2010, cash production costs decreased 14% to $10.50 per boe compared to $12.19 per boe in Q2 2009 and increased 4% compared to $10.08 per boe in Q1 2010.

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended June 30, 2010		Six months ended June 30, 2010
	Canada	U.S.	Canada	U.S.
Cash production costs	6,727	2,420	12,939	4,829
Cash production costs per boe ($)	16.25	5.30	15.99	5.27

Canadian Operations

In Canada for the six months ended June 30, 2010, cash production costs decreased by 7% to $12.9 million from $13.9 million during the same period in 2009 and on a per boe basis they remained relatively flat at $15.99 per boe versus $16.04 per boe during the same period in 2009.  The decrease in cash production costs is due to the decrease in production compared to the same period in 2009.

In addition, Q2 2010 cash production costs decreased by 4% to $6.7 million from $7.0 million in Q2 2009 on an overall cost basis and on a per boe basis they decreased by 2% to $16.25 per boe versus $16.58 per boe in Q2 2009.  The decrease in cash production costs is due to the decrease in production compared to the same period in 2009.  Q2 2010 production costs per boe increased by 3% compared to Q1 2010 of $15.71.

U.S. Operations

In the U.S. for the six months ended June 30, 2010, cash production costs decreased by 43% to $4.8 million from $8.5 million during the same period in 2009 and on a per boe basis they decreased by 41% to $5.27 per boe versus $8.97 per boe during the same period in 2009.  The decrease in production expenses per boe from 2009 is due to the expected decreased water rates from wells completed in late 2008 and early 2009 and lower materials and services rates attributable to the slowdown in the industry.

In addition, Q2 2010 cash production costs decreased by 42% to $2.4 million from $4.1 million in Q2 2009 on an overall cost basis, but on a per boe basis they decreased by 37% to $5.30 per boe versus $8.41 per boe in Q2 2009.  The decrease in production expenses per boe from Q2 2009 is mainly due to the expected decrease in water rates from wells completed in late 2008 and early 2009 and lower materials and services rates attributable to the slowdown in the industry.  Q2 2010 production costs per boe stayed relatively flat compared to Q1 2010 production of $5.24.

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.

Transportation Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change
Transportation expense	664	710	(6%)	1,242	1,291	(4%)
Transportation expense per boe ($)	0.76	0.78	(3%)	0.72	0.71	1%

For the six months ended June 30, 2010, transportation costs stayed relatively flat at $0.72 per boe from $0.71 per boe from the same period in 2009.

For the three months ended June 30, 2010, transportation costs decreased 3% to $0.76 per boe from $0.78 per boe in Q2 2009.  Q2 2010 transportation expenses per boe increased 12% compared to $0.68 per boe in Q1 2010.  Transportation expense has varied primarily due to changing industry costs over time.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) increased by 35% in Q2 2010 compared to Q2 2009 on a total dollar basis and increased by 41% on a per boe basis.

General and Administrative Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change
Gross G&A expense	5,880	4,731	24%	10,774	9,919	9%
Capitalized	(851)	(341)	150%	(1,456)	(883)	65%
Recoveries	(584)	(1,086)	(46%)	(1,184)	(2,150)	(45%)
G&A expense	4,445	3,304	35%	8,134	6,886	18%
G&A expense per boe ($)	5.10	3.61	41%	4.71	3.80	24%

For the six months ended June 30, 2010, G&A costs were $4.71 per boe compared to $3.80 per boe during the same period in 2009.  The increase in G&A is primarily due to the costs associated with the Plan of Arrangement which totalled $0.9 million ($0.52 per boe) and additional professional fees relating to various one-time projects.

For the three months ended June 30, 2010, G&A costs were $5.10 per boe compared to $3.61 per boe in Q2 2009, a 41% increase primarily due to the costs associated with the Plan of Arrangement which totalled $0.9 million ($1.03 per boe) and additional professional fees relating to various one-time projects.

INTEREST EXPENSE

Interest expense for Q2 2010 was $3.7 million which was comprised of interest on long-term debt of $0.8 million and interest on convertible debentures of $3.0 million less interest income of $0.1 million.

Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change
Cash interest expense on long-term debt	754	419	80%	1,393	988	41%
Cash interest expense on convertible debentures	2,416	2,463	(2%)	4,804	4,861	(1%)
Cash interest income	(103)	(834)	(88%)	(543)	(1,698)	(68%)
Subtotal cash interest expense	3,067	2,048	50%	5,654	4,151	36%
Non-cash interest expense on convertible debentures	622	472	32%	1,110	897	24%
Total interest expense	3,689	2,520	46%	6,764	5,048	34%
Cash interest expense per boe on long-term debt ($)	0.87	0.46	89%	0.81	0.55	47%
Cash interest expense per boe on convertible debentures ($)	2.77	2.69	3%	2.78	2.68	4%
Cash interest income per boe ($)	(0.12)	(0.91)	(87%)	(0.31)	(0.94)	(67%)
Total cash interest expense per boe ($)	3.52	2.24	57%	3.28	2.29	43%

For the six months ended June 30, 2010, interest expense on long-term debt increased 41% to $1.4 million from $1.0 million in the same period in 2009 due to higher interest rates under the June 25, 2009 revised credit facility agreement.

For the three months ended June 30, 2010, interest expense on long-term debt increased 80% to $0.8 million compared to $0.4 million in Q2 2009 due to higher interest rates under the June 25, 2009 revised credit facility agreement.

Equal’s long-term debt balance at June 30, 2010 was $66.0 million compared to $70.0 million at the end of 2009.  Interest expense on long-term debt for Q2 2010 increased by $0.2 million compared to $0.6 million in Q1 2010.  The average interest rate on long-term debt for the six and three months ended June 30, 2010 was 4.3% and 4.5%, respectively, and the rate as of August 13, 2010 is approximately 4.1%.

The interest expense on convertible debentures for the six and three months ended June 30, 2010 was comparable to the same periods in 2009.

Interest income for the six months ended June 30, 2010 decreased to $0.5 million from $1.7 million for the same period in 2009.  Interest income for Q2 2010 decreased to $0.1 million from $0.8 million in Q2 2009 and $0.4 million in Q1 2010.  The decreases for the six and three month period ended June 30, 2010 are the result of the reduced interest income due to the uncertainty of the collectability of the interest from a farmout participant given its bankruptcy filing.

SHARE-BASED COMPENSATION EXPENSE

Share-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change
Gross share-based compensation expense	1,290	1,048	23%	2,537	2,296	10%
Capitalized	(94)	(74)	27%	(169)	(147)	15%
Share-based compensation expense	1,196	974	23%	2,368	2,149	10%
Share-based compensation expense per boe ($)	1.37	1.06	29%	1.37	1.19	15%

For the six months ended June 30, 2010, non-cash share-based compensation expense was $2.4 million compared to $2.1 million for the same period in 2009.

For the three months ended June 30, 2010, non-cash share-based compensation expense was $1.2 million compared to $1.0 million in Q2 2009 and $1.2 million in Q1 2010.

DEPLETION, DEPRECIATION AND ACCRETION (“DD&A”)

Depletion, Depreciation and Accretion (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change
DD&A	19,791	23,390	(15%)	40,287	47,031	(14%)
DD&A per boe ($)	22.73	25.55	(11%)	23.34	25.95	(10%)

For the six months ended June 30, 2010, DD&A expenses decreased 14% to $40.3 million compared to $47.0 million in the same period in 2009.  The decrease in DD&A expenses is due to the decrease in production from the period and an increase in reserves due to the reserve additions in 2009.

For the three months ended June 30, 2010, DD&A expenses decreased by 15% to $19.8 million compared to $23.4 million in Q2 2009 and decreased by 3% from $20.5 million in Q1 2010.  The decrease in DD&A expenses in Q2 2010 compared to Q2 2009 is due the decrease in production from the prior quarter and an increase in reserves due to the reserve additions in 2009.  DD&A expenses on a boe basis decreased 11% to $22.73 in Q2 2010 from $25.55 per boe in Q2 2009 and decreased by 5% from $23.95 in Q1 2010.

Ceiling Test

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects.  When required the cash flows are estimated using expected future product prices and costs which are discounted using a risk-free interest rate.

Equal completed ceiling test calculations for the Canadian and U.S. cost centers as at June 30, 2010 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in a write down of the Canadian cost center or the U.S. cost center.

FOREIGN EXCHANGE

For the six months ended June 30, 2010, foreign exchange was a loss of $0.1 million compared to a gain of $0.1 million in the same period in 2009.

For the three months ended June 30, 2010, foreign exchange was a loss of $1.2 million compared to a gain of $0.1 million for Q2 2009 and a gain of $1.0 million in Q1 2010.

The foreign exchange sensitivity in note 10 of the financial statements indicates that for every $0.02 cent strengthening of the Canadian dollar relative to the U.S. dollar, the benefit to the Company is $1.0 million in pre-tax income; therefore, the strengthening of the Canadian dollar relative to the U.S. dollar has had a positive impact on the Company.

TAXES

For the six months ended June 30, 2010, the future income tax reduction was $6.5 million compared to the future income tax reduction of $13.8 million in the same period in 2009.

For the three months ended June 30, 2010, the future income tax reduction was $7.4 million compared to the future income tax reduction of $9.4 million in the same period in 2009.

The federal and provincial statutory rate was 28.2% at June 30, 2010 compared to an effective tax rate of 48.8%.  The primary reason for the variance in the effective tax rate and the statutory tax rate is the result of the non-deductible share-based compensation and the difference between the U.S. and Canadian tax rates.

LOSS

For the six months ended June 30, 2010, Equal incurred a loss was $7.0 million (loss of $0.32 per share) compared to a loss of $22.9 million (loss of $1.11 per share, restated to reflect the three unit for one share exchange at the time of the Arrangement) for the same period in 2009.  The decrease in the loss was the result of an increase in the price for oil, decrease in DD&A and decrease in production costs offset by higher royalties, G&A expenses and interest expense.

For the three months ended June 30, 2010, Equal incurred a loss was $4.1 million (loss of $0.19 per share) compared to a loss of $14.4 million (loss of $0.69 per share, restated to reflect the three unit for one share exchange at the time of the Arrangement) in Q2 2009 and a loss of $2.9 million (loss of $0.15 per share, restated to reflect the three unit for one share exchange at the time of the Arrangement) in Q1 2010.  The decrease in the loss was the result of an increase in the price for oil, decrease in DD&A and decrease in production costs offset by higher royalties, G&A expenses and interest expense.

NON-GAAP FINANCIAL MEASURES

Management uses certain key performance indicators (“KPIs”) and industry bench marks such as cash flow netback, funds from operations, working capital and net debt to analyze financial performance.  Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for the Company.  These KPIs and benchmarks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures presented by other entities.  All of the measures have been calculated on a basis that is consistent with previous disclosures.

Cash Flow Netback

Management uses cash flow netback to analyze operating performance.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the following table:

Cash Flow Netback (in thousand of Canadian dollars, except for per share and per boe amounts)
	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Loss	(4,066)	(14,383)	(7,003)	(22,881)
Future income tax reduction	(7,410)	(9,440)	(6,483)	(13,806)
Realized foreign exchange loss (gain)	1,392	(132)	25	(122)
Depletion, depreciation and accretion	19,791	23,390	40,287	47,031
Non-cash interest expense	622	472	1,110	897
Share-based compensation expense	1,196	974	2,368	2,149
Unrealized mark-to-market (gain) loss on commodity contracts	(168)	7,680	(4,404)	13,208
Funds from operations	11,357	8,561	25,900	26,476
Total volume (mboe)	871	915	1,726	1,813
Cash flow netback (non-GAAP) ($ per boe)	13.04	9.35	15.00	14.61

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Funds from Operations (in thousands of Canadian dollars)
	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Cash provided by operating activities	5,250	3,656	13,622	25,448
Changes in non-cash working capital items	5,833	4,560	11,624	353
Asset retirement costs incurred	274	345	654	675
Funds from operations	11,357	8,561	25,900	26,476

For the six months ended June 30, 2010, funds from operations decreased by 2% to $25.9 million from $26.5 million in the same period in 2009.  The decrease in funds from operations is primarily the result higher royalties, G&A expenses and cash interest expenses offset by higher realized prices for oil, NGLs and natural gas and lower production expenses.

For the three months ended June 30, 2010, funds from operations increased by 33% to $11.4 million from $8.6 million in the same period in 2009.  The increase in funds from operations is primarily the result higher realized prices for oil, NGLs and natural gas and lower production expenses offset by higher royalties, G&A expenses and cash interest expenses.

CAPITAL EXPENDITURES

The following table represents the capital expenditures that were paid for with cash.

Capital Expenditures (in thousands of Canadian dollars except for percentages)
	Three months ended June 30			Six months ended June 30
	2010	2009	Change	2010	2009	Change
Capital expenditures	12,727	1,980	100%	33,205	7,797	100%
Capital expenditures to be recovered (1)	-	(1,177)	(100%)	-	2,225	(100%)
Amounts recovered under agreement	(387)	(2,780)	(86%)	(3,503)	(6,229)	(44%)
Dispositions	(239)	-	100%	(2,230)	-	100%
Total	12,101	(1,977)	(100%)	27,472	3,793	100%
(1)	Recovered under capital recovery agreement over 36 months after project completion.

During the six months ended June 30, 2010, Equal’s net capital expenditures were $27.5 million, of which Equal spent $33.2 million in total capital expenditures, recovered $3.5 million from the capital recovery agreement and received $2.2 million from a disposition of minor properties.

Expenditures in Canada totaled $28.2 million and proceeds from dispositions totaled $2.2 million.  The major components of these expenditures include:
•	$13.5 million on property and facility acquisitions;
•	$9.0 million related to wells, drilling and workovers;
•	$3.9 million on land and seismic acquisitions;
•	$0.7 million on facilities and other equipment maintenance and;
•	$1.1 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

The capital expenditures in the U.S. totaled $5.0 million of which the major expenditures include:
•	$2.4 million related to wells, drilling and workovers;
•	$1.0 million on acquisitions of land for future development in Oklahoma;
•	$1.3 million on capital enhancements and;
•	$0.3 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

During the six months ended June 30, 2010, Equal received a total of $3.5 million of principal repayments under the capital recovery agreement.

Equal accounts for its investment in its U.S. operations as a self-sustaining operation which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  The result of this revaluation is a change in the carrying value of the U.S. assets from period to period, which is not a result of capital additions or disposals.

Equal has commitments for the following payments over the next five years:

Financial Instrument – Liability
(in thousands of Canadian dollars)	2010	2011	2012	2013 – 2014	Total
Long-term debt (1)	-	-	66,005	-	66,005
Interest on long-term debt (2)	1,337	2,673	1,337	-	5,347
Convertible debentures	-	80,210	39,648	-	119,858
Interest on convertible debentures	4,844	9,688	1,635	-	16,167
Accounts payable & accrued liabilities	22,938	-	-	-	22,938
Commodity contracts	82	-	-	-	82
Office leases (3)	806	2,143	457	545	3,951
Vehicle and other operating leases	154	147	18	-	319
Total obligations	30,161	94,861	109,100	545	234,667
(1)  Assumes the credit facilities are not renewed on June 24, 2011.
(2)  Assumes an interest rate of 4.05% (the rate on June 30, 2010).
(3)  Future office lease commitments may be reduced by sublease recoveries totaling $0.9 million.

LIQUIDITY & CAPITAL RESOURCES

As an oil and gas producer Equal has a declining asset base and therefore relies on ongoing development activities and acquisitions to replace production and add additional reserves.  The Company’s future oil and natural gas production is highly dependent on Equal’s success in exploiting its asset base and acquiring or developing additional reserves.

Development activities and acquisitions may be funded internally through cash flow or through external sources such as debt or the issuance of equity.  The Company finances its operations and capital activities primarily with funds generated from operating activities, but also through the issuance of shares, debentures and borrowing from its credit facility.  The amount of equity Equal raises through the issuance of shares depends on many factors including projected cash needs, availability of funding through other sources, share price and the state of the capital markets.  The Company believes its sources of cash, including bank debt and the proceeds from the Q3 2010 divestiture, will be sufficient to fund its operations and anticipated capital expenditure program in 2010.  Equal’s ability to fund its operations will also depend on operating performance and is subject to commodity prices and other economic conditions which may be beyond its control.  The Company will monitor commodity prices and adjust the 2010 capital expenditure program accordingly to stay within its means.  Should external sources of capital become limited or unavailable, the Company’s ability to make the necessary development expenditures and acquisitions to maintain or expand Equal’s asset base may be impaired.

Equal’s improved cash position and available credit facility will enable the Company to address the current economic uncertainties.  Management believes that funds from operations are sufficient to meet its 2010 capital expenditure program and make interest payments on all debt.

Equal’s capital structure at June 30, 2010 is as follows:

	June 30, 2010		December 31, 2009
Capitalization (in thousand of Canadian dollars except percentages)	Amount	%	Amount	%
Long-term debt	66,005	22%	70,000	24%
Working capital (1) excluding long-term debt	(11,355)	(4%)	(28,554)	(10%)
Long-term receivable (2)	-	0%	(5,491)	(2%)
Net debt	54,650	18%	35,955	12%
Convertible debentures	115,973	38%	114,863	39%
Shares issued, at market (3)	136,017	44%	141,499	49%
Total capitalization	306,640	100%	292,317	100%
(1)	Working capital excludes commodity contracts and future income taxes.
(2)	The long-term receivable is excluded from the net debt calculation as of April 2010 when the notice of default was sent to JV Participant. See “Long-term Receivable” below.
(3)	The weighted average price of Equal’s shares on June 30, 2010 was $6.19 per share (December 31, 2009 – $5.58 per share restated for the three trust unit for one share exchange).

Long-term debt

At June 30, 2010, the Company’s long-term debt was $66.0 million a decrease of $4.0 million from $70.0 million at December 31, 2009.  The Company has credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a borrowing capacity of $125.0 million.

Equal monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Equal is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

	As at
(in thousands of Canadian dollars except for ratios)	June 30, 2010	December 31, 2009
Interest coverage (1):
Cash flow over the prior four quarters	60,938	61,288
Interest expenses over the prior four quarters	12,881	12,533
Interest coverage ratio	4.73 : 1.00	4.89 : 1.00
(1)	Note these amounts are defined terms within the credit agreements.

Working Capital

Equal’s working capital decreased by $17.2 million from December 31, 2009 mainly due to an decrease in cash of $14.8 million, decrease in prepaid expenses of $0.8 million and removal of the current portion of a long-term receivable ($11.2 million on December 31, 2009) due to the uncertainty of its collection which were partially offset by a decrease in accounts payable of $5.1 million and an increase in accounts receivable of $4.5 million.

	As at
Working Capital (in thousands of Canadian dollars)	June 30, 2010	December 31, 2009
Working capital	11,355	28,554
(1)	Working capital excludes commodity contracts and future income taxes.

Subsequent to the June 30, 2010 quarter-end, Equal completed the sale of non-core assets which closed on July 7, 2010 for net proceeds of $24.3 million and completed a bought deal equity financing on July 9, 2010 for net proceeds of $35.9 million.  The combined transactions increased Equal’s working capital by $60.2 million which provides Equal with sufficient financial flexibility.  Taking into account these transactions subsequent to the end of the quarter, the revised net debt is a net asset position of $5.5 million exclusive of the convertible debentures.

Long-term Receivable

In 2006 Equal entered into a farm-out agreement with Petroflow Energy Ltd. and its subsidiaries (“JV Participant”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Participant paid 100% of the drilling and completion costs to earn 70% of Equal’s interest in the well and Equal was required to build the infrastructure to support these wells, such as pipelines and salt water disposal wells.  The infrastructure costs incurred by Equal are recoverable from JV Participant over three years with interest charged at a rate of 12% per annum.  Infrastructure costs incurred by Equal were accounted for as a finance lease; therefore, the capital costs incurred were not included in property, plant and equipment but were recorded as current and long-term receivables.  The interest income on the long-term receivable was recorded as a reduction in interest expense.

In December 2009 Equal delivered a notice of termination for non-performance under the terms of the farm-out agreement with JV Participant.  JV Participant was required to maintain a certain pace of drilling to continue its right to drill on lands owned by Equal but ceased drilling in February 2009 and has not indicated that it will be able to continue drilling with any certainty.  Final notice of termination of the farm-out agreement was delivered in January 2010.  Management anticipates that a fee will be charged to JV Participant for use of the infrastructure assets upon termination of the existing arrangement as a capital disposal fee against production from the producing wells.

In April 2010, a notice of default was sent to JV Participant which accelerated the capital recovery amortization payments such that the entire receivable amount is due and payable.

As at June 30, 2010, a total of $13.4 million (US$12.6 million) is due and payable (December 31, 2009 – $11.2 million (US$10.7 million) current and $5.5 million (US$5.2 million) long-term) from JV Participant to Equal for infrastructure costs incurred by Equal on behalf of JV Participant.  During the six months ended June 30, 2010, the principal amount was reduced by $3.5 million (US$3.3 million).

In May 2010, subsidiaries of JV Participant filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.  Equal continues to operate the wells in which JV Participant’s subsidiaries share a working interest and will defend its rights in the bankruptcy proceedings.

For the six months ended June 30, 2010, $0.5 million (US$0.5 million) of interest income was earned on the long-term receivables from JV Participant (six months ended June 30, 2009 – $1.7 million (US$1.4 million)) and the principal amount was reduced by $3.5 million (US$3.3 million) (six months ended June 30, 2009 – $6.2 million (US$5.3 million)).  For the six months ended June 30, 2010, there were no capital expenditures charged to JV Participant for infrastructure assets under the agreement (six months ended June 30, 2009 – $2.2 million (US$1.9 million) in capital expenditures to be recovered).

For the three months ended June 30, 2010, $0.1 million (US$0.1 million) of interest income was earned on the long-term receivables from JV Participant (Q2 2009 – $0.8 million (US$0.7 million)) and the principal amount was reduced by $0.4 million (US$0.4 million) (Q2 2009 – $2.8 million (US$2.4 million)).  For Q2 2010, there were no capital expenditures charged to JV Participant for infrastructure assets under the agreement (Q2 2009 – $1.2 million (US$1.1 million) originally classified as capital expenditures to be recovered were reclassified to joint venture accounts receivable).

Convertible Debentures

As at June 30, 2010, Equal had $116.0 million of convertible debentures outstanding with a face value of $119.9 million.  The debentures have the following conversion prices:
•	ENT.DB – $27.75. Each $1,000 principal amount of EQU.DB debentures is convertible into approximately 36.04 Equal shares. Mature on December 31, 2011.
•	ENT.DB.A – $20.40. Each $1,000 principal amount of EQU.DB.A debentures is convertible into approximately 49.02 Equal shares. Mature on June 30, 2012.

As at June 30, 2010, Equal has issued capital of 22.0 million shares outstanding.  If the outstanding convertible debentures were converted into shares, Equal would have issued capital of 26.8 million shares outstanding.

SUBSEQUENT EVENTS

On July 7, 2010 the Company completed the sale of non-core non-operated deep sour gas assets and related infrastructure assets in west central Alberta for net proceeds of $24.3 million.

On July 9, 2010, the Company completed a bought deal equity financing and issued 5,613,600 shares for gross proceeds of $37.9 million ($35.9 million net).  The issue was sold by a syndicate of underwriters, led by Wellington West Capital Markets Inc. and included Desjardins Securities Inc., Jennings Capital Inc. and Scotia Capital Inc.

SHARE INFORMATION

The Company is capitalized through a combination of shares and convertible debt.  The Company also has a share option plan, restricted share plan, performance share plan and warrants to purchase shares outstanding.  The following table outlines outstanding equity instruments:

Outstanding Share Data as at	August 12, 2010	June 30, 2010	December 31, 2009 (1)
Shares	27,600,697	21,973,653	21,700,896
Share options	942,417	936,750	235,331
Restricted shares	351,125	402,733	534,730
8.0% Convertible debentures ($1,000 per debenture)	80,210	80,210	80,210
8.25% Convertible debentures ($1,000 per debenture)	39,648	39,648	39,648
(1)	Restated to reflect the three for one exchange of trust units for common shares.

ENVIRONMENTAL AND CLIMATE CHANGE RISK

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government.  Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations.  Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate, become material.

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting during the quarter ended June 30, 2010 or the year to date that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CHANGES IN ACCOUNTING POLICIES

New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted.  The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred as well as require valuing all assets and liabilities and measuring consideration paid at the closing date.  The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed.  Equal has not yet determined the impact on the financial position, results of operations or cash flows. Equal has not determined if it will adopt this standard earlier than the required date.

International Financial Reporting Standards

In 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.  This change in GAAP will be effective for years beginning January 1, 2011.

Equal has commenced the process to transition from current Canadian GAAP to IFRS.  It has established a project plan and a project team.  Equal has appointed internal staff to lead the conversion project along with sponsorship from the senior leadership team to manage this transition and to ensure successful implementation within the required timeframe.

The project plan consists of three phases: initiation, detailed assessment and design and implementation.  Equal has completed the first phase, which involved the development of a detailed timeline for assessing resources and training and the completion of a high level review of the major differences between current Canadian GAAP and IFRS.  Discussions with Equal’s external auditors have commenced and will continue throughout the subsequent phases.  Regular reporting is provided to senior management and to the Audit Committee of the Board of Directors.

Equal is currently engaged in the detailed assessment and design phase of the project.  The detailed assessment and design phase involves a comprehensive analysis of the impact of the IFRS differences identified in the initial scoping assessment.  In addition, an initial evaluation of IFRS 1 transition exemptions and an analysis of financial systems have been completed.  Management has not yet finalized its accounting policies and as such, is unable to quantify the impact of adopting IFRS.  In addition, changes to IFRS and International Accounting Standards prior to Equal’s adoption of IFRS may affect management’s decision on the accounting policies that Equal will adopt.

During the implementation phase, Equal will execute the required changes to business processes, financial systems, accounting policies, disclosure controls and internal controls over financial reporting.  Equal will provide disclosures of key elements of its plan and progress on the project as the information becomes available during the transition period.

The transition from Canadian GAAP to IFRS is a significant undertaking that may materially affect our reported financial position and results of operations. At this time, Equal has identified key differences that will impact the financial statements as follows:

•
Re-classification of exploration and evaluation (“E&E”) expenditures from property, plant and equipment (”PP&E”) – Upon transition to IFRS, Equal will re-classify all E&E expenditures that are currently included in the PP&E balance on the Consolidated Balance Sheet.  This will consist of the book value for Equal’s undeveloped land that relates to exploration properties.  E&E assets will not be depleted and must be assessed for impairment when indicators suggest the possibility of impairment.

•
Calculation of depletion expense for PP&E assets – Upon transition to IFRS, Equal has the option to calculate depletion using a reserve base of proved reserves or both proved and probable reserves, as compared to the Canadian GAAP method of calculating depletion using only proved reserves.  Equal has not concluded at this time which method for calculating depletion will be used.

•
Impairment of PP&E assets – Under IFRS, impairment of PP&E is generally calculated at a more granular level than what is currently required under Canadian GAAP.  Impairment calculations will be performed at the cash generating unit level which is expected to be at a more detailed level than the current Canadian and U.S. full cost pools.

•	Share-based payments are expensed based on a graded vesting schedule (currently Equal applies straight line amortization).
•
Discount rates used in calculating the asset retirement obligation are currently under review by the IASB as there is diversity in practice when selecting a rate.  Future changes to the standards and further interpretations of the guidance could lead to a material change in this provision upon adoption of IFRS.

Equal will disclose additional information on the impact of the changes throughout 2010.  Any amendments to existing IFRS standards or implementation of new IFRS standards could lead to additional changes.

CRITICAL ACCOUNTING ESTIMATES

The Company has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Company’s financial and operating results incorporate certain estimates including:
•	estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;
•	estimated capital expenditures on projects that are in progress;
•	estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Company expects to recover in the future;
•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices;
•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and
•	estimated future recoverable value of property, plant and equipment.

The Company has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.  Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Equal leadership team’s mandate includes ongoing development of procedures, standards and systems to allow Equal staff to make the best decisions possible and ensuring those decisions are in compliance with the Company’s environmental, health and safety policies.

ADDITIONAL INFORMATION

Additional information relating to Equal Energy Ltd. can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.equalenergy.ca.

GLOSSARY
AECO	a storage and pricing hub for Canadian natural gas market	mcf per day	thousands of cubic feet of natural gas per day
bbl or bbls	barrels of oil	mmbtu	millions of British Thermal units
bbls per day	barrels of oil per day	mmbtu per day	millions of British Thermal units per day
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	mmcf	millions of cubic feet of natural gas
boe per day	barrels of oil equivalent per day	Mwh	megawatt-hour
Cdn$	Canadian dollars	NGL	natural gas liquids (ethane, propane, butane and condensate)
FD&A	Finding Development & Acquisition Costs	NI 51-101	National Instrument 51-101
FDC	Future Development Costs	NYMEX	New York Mercantile Exchange
GAAP	Canadian Generally Accepted Accounting Principles	Q1	first quarter of the year - January 1 to March 31
GJ	Gigajoule	Q2	second quarter of the year - April 1 to June 30
GORR	Gross overriding royalty	Q3	third quarter of the year - July 1 to September 30
LNG	Liquefied Natural Gas	Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil	US$	United States dollars
mboe	thousands of barrels of oil equivalent	WTI	West Texas Intermediate (oil reference price)
mcf	thousand cubic feet of natural gas